U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                     0-28936
                                     -------
                                (SEC FILE NUMBER)



     Check one: [X] Form 10-K and Form 10-KSB [ ] Form 10-Q and Form 10-QSB
                [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
                [ ] Form 11-K

     For Period Ended: _____________

     [ X] Transition Report on Form 10-KSB  [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form 20-F    [  ] Transition Report on Form N-SAR
     [  ] Transition Report on Form 11-K

      For the Transition Period Ended: December 31, 2004
                                       -----------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Items 6 and 7 of Form 10-KSB

                                     Part I
                             Registrant Information

      Full Name of Registrant:                 Quest Resource Corporation
                                               --------------------------
      Former Name if Applicable:               Not  Applicable
                                               ---------------
      Address of Principal Executive Officer:  9520 N. May, Suite 300
                                               ----------------------
                                               (Street and Number)
                                               Oklahoma City, Oklahoma 73120
                                               (City, State and Zip Code)


                                     Part II
                             Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   [ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   [ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [ X ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                                    Part III
                                    Narrative

      State below in reasonable detail the reasons why Form 10-K or Form 10-KSB, 20-F, 11-K, 10-Q or Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

      Pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, Quest Resource Corporation (the "Company") is today filing only those parts of this Annual Report on Form 10-KSB ("Form 10-KSB") that it is able to file without unreasonable effort or expense. Our independent registered public accounting firm, Murrell, Hall, McIntosh & Co., PLLP, has advised us that it has not completed its audit of the consolidated balance sheet of the Company as of December 31, 2004, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the seven-month transition period ended December 31, 2004 and that they need additional time to complete the procedures necessary to enable them to issue their reports on the audit of the Company's financial statements. As a result, we are not able to file
      Item 6 (Management's Discussion and Analysis  or  Plan of  Operation)  and
      Item 7 (Financial Statements) at this time. Upon completion of the audit and the issuance of the audit report, we will amend the Form 10-KSB to include those items. The Company currently expects that the amended Form 10-KSB will be filed within 15 days after the date hereof.

                                     Part IV
                                Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

           David Grose         405-488-1304, Ext. 23
           ---------------     --------------------------------------
           (Name)              (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                [ X ]  Yes     [   ]   No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                [   ]  Yes     [ X ]   No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Quest Resource Corporation
                          --------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2005                      QUEST RESOURCE CORPORATION

                                    By:   /s/ Jerry D. Cash
                                          --------------------
                                          Jerry D. Cash
                                          Chief Executive Officer